UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 3rd, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Kazakhstan: TotalEnergies Implements its Energy Transition Strategy (December 1, 2022).

Exhibit 99.2	TotalEnergies and Air France-KLM sign a Memorandum of Understanding to supply sustainable aviation fuel for 10 years (December 5, 2022).

Exhibit 99.3	Disclosure of Transactions in Own Shares (December 5, 2022).

Exhibit 99.4	First Progress Report on TotalEnergies Foundation's Call for Partners: 26 High Social Impact Projects Serving 55,000 Young People (December 6, 2022).

Exhibit 99.5	Russia: TotalEnergies decides to withdraw its directors from Novatek and will no longer equity account for its stake in Novatek and record a 3.7 b$ impairment in Q4 (December 9, 2022).

Exhibit 99.6	Disclosure of Transactions in Own Shares (December 12, 2022).

Exhibit 99.7	Lebanon: TotalEnergies Mobilizes to Explore Block 9 in 2023 (December 12, 2022).

Exhibit 99.8	The BaCaSi project : a pioneering partnership for a sustainable development in the Republic of the Congo (December 15, 2022).

Exhibit 99.9	Aramco and TotalEnergies to build a giant petrochemical complex in Saudi Arabia (December 15, 2022).

Exhibit 99.10	Disclosure of Transactions in Own Shares (December 19, 2022).

Exhibit 99.11	Brazil: TotalEnergies Wins a New Exploration License (December 19, 2022).

Exhibit 99.12	Cyprus: TotalEnergies announces a new gas discovery in offshore Block 6 (December 21, 2022).

Exhibit 99.13	Disclosure of Transactions in Own Shares (December 26, 2022).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: January 3rd, 2023	By:	/s/ MARIE-SOPHIE WOLKENSTEIN
		Name:	Marie-Sophie Wolkenstein
		Title:	Company Treasurer